Shaw Communications Inc.	Exhibit 99.1

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

(millions of Canadian dollars)	February 28, 2023	August 31, 2022

ASSETS
Current
Cash and cash equivalents	280	421
Accounts receivable	356	332
Income taxes recoverable	89	35
Inventories	112	92
Other current assets [note 4]	371	360
Current portion of contract assets [note 14]	60	63
	1,268	1,303
Investments and other assets [notes 5 and 19]	68	71
Property, plant and equipment	5,823	5,883
Other long-term assets	251	208
Deferred income tax assets	3	2
Intangibles [note 7]	7,907	7,998
Goodwill	280	280
Contract assets [note 14]	23	23
	15,623	15,768

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term borrowings [note 9]	200	200
Accounts payable and accrued liabilities	719	959
Provisions [note 10]	56	45
Current portion of contract liabilities [note 14]	196	200
Current portion of long-term debt [notes 11 and 19]	1,000	1
Current portion of lease liabilities [note 8]	112	113
	2,283	1,518
Long-term debt [notes 11 and 19]	3,554	4,552
Lease liabilities [note 8]	961	1,017
Other long-term liabilities	11	8
Provisions [note 10]	83	81
Deferred credits	367	373
Contract liabilities [note 14]	24	20
Deferred income tax liabilities	1,956	1,962
	9,239	9,531
Shareholders' equity [notes 12 and 17]
Common and preferred shareholders	6,384	6,237
	15,623	15,768

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2023	2022	2023	2022
Revenue [notes 3 and 14]	1,340	1,359	2,709	2,745
Operating, general and administrative expenses [note 15]	(720)	(727)	(1,471)	(1,480)
Amortization:
Deferred equipment revenue	1	3	3	5
Deferred equipment costs	(2)	(9)	(8)	(19)
Property, plant and equipment, intangibles and other	(317)	(299)	(624)	(591)
Operating income	302	327	609	660
Amortization of financing costs – long-term debt	1	-	-	(1)
Interest expense [note 11]	(64)	(65)	(127)	(130)
Impairment of assets [note 7]	(90)	-	(90)	-
Other gains (losses) [note 16]	(10)	(5)	(26)	(9)
Income before income taxes	139	257	366	520
Current income tax expense [note 3]	46	83	97	173
Deferred income tax (recovery) expense	(14)	(22)	(7)	(45)
Net income	107	196	276	392
Net income attributable to:
Equity shareholders	107	196	276	392

Earnings per share: [note 13]
Basic	0.21	0.39	0.55	0.79
Diluted	0.21	0.39	0.55	0.78

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2023	2022	2023	2022
Net income	107	196	276	392

Other comprehensive income [note 17]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	(1)	3	1
Adjustment for hedged items recognized in the period	-	-	(1)	1
	1	(1)	2	2
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	1	19	3	31
	2	18	5	33
Comprehensive income	109	214	281	425
Comprehensive income attributable to:
Equity shareholders	109	214	281	425

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(unaudited)

Six months ended February 28, 2023
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2022	4,217	27	2,000	(7)	6,237
Net income	-	-	276	-	276
Other comprehensive income	-	-	-	5	5
Comprehensive income	-	-	276	5	281
Dividends	-	-	(149)	-	(149)
Shares issued under stock option plan	16	(1)	-	-	15
Balance as at February 28, 2023	4,233	26	2,127	(2)	6,384

Six months ended February 28, 2022
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity
Balance as at September 1, 2021	4,199	27	1,876	(59)	6,043
Net income	-	-	392	-	392
Other comprehensive income	-	-	-	33	33
Comprehensive income	-	-	392	33	425
Dividends	-	-	(296)	-	(296)
Shares issued under stock option plan	7	(1)	-	-	6
Share-based compensation	-	1	-	-	1
Balance as at February 28, 2022	4,206	27	1,972	(26)	6,179

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended February 28,		Six months ended February 28,
(millions of Canadian dollars)	2023	2022	2023	2022
OPERATING ACTIVITIES
Funds flow from operations [note 18]	502	496	989	987
Net change in non-cash balances	(21)	(9)	(168)	(138)
	481	487	821	849
INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(278)	(208)	(544)	(415)
Additions to equipment costs (net) [note 3]	(5)	(4)	(10)	(8)
Additions to other intangibles [note 3]	(42)	(46)	(73)	(86)
Net additions to investments and other assets	1	(1)	1	(1)
Proceeds on disposal of property, plant and equipment	2	3	5	4
	(322)	(256)	(621)	(506)
FINANCING ACTIVITIES
Repayment of long-term debt [notes 11 and 19]	(1)	-	(1)	-
Payment of lease liabilities [note 8]	(28)	(28)	(59)	(58)
Issue of Class B Shares [note 12]	11	4	15	7
Dividends paid on Class A Shares and Class B Shares	(148)	(148)	(296)	(296)
	(166)	(172)	(341)	(347)
Increase (decrease) in cash	(7)	59	(141)	(4)
Cash, beginning of the period	287	292	421	355
Cash, end of the period	280	351	280	351

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (“Shaw” or the “Company”) was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Subsequent to period end, on April 3, 2023, Rogers Communications Inc. (“Rogers”) acquired all of the issued and outstanding Shaw Shares (as defined below) and on that same day, Shaw was amalgamated with Rogers, with Rogers being the surviving entity and reporting issuer. The Shaw Shares were delisted and Shaw ceased to be a reporting issuer on April 3, 2023. Rogers assumed all of Shaw’s obligations under the indenture governing Shaw’s outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. In connection with the Rogers-Shaw Transaction (as defined below), Rogers Communications Canada Inc. (“RCCI”) provided a guarantee for Shaw’s payment obligations under those senior notes.

Shaw’s core operating business provided: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”).

Rogers-Shaw Transaction

On March 15, 2021, the Company announced that it had entered into an arrangement agreement with Rogers, under which Rogers would acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”), (collectively, “Shaw Shares”), in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of assumed Shaw debt (the “Rogers-Shaw Transaction”).

Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) received $40.50 per share in cash. The Shaw Family Shareholders received 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

The Rogers-Shaw Transaction was implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of King’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of King’s Bench of Alberta issued a final order approving the plan of arrangement.

On April 3, 2023, immediately prior to the closing of the Rogers-Shaw Transaction, Shaw completed the sale of all of the outstanding shares of Freedom Mobile Inc. (“Freedom”), a subsidiary of Shaw, to Videotron Ltd. (“Videotron”), a subsidiary of Quebecor Inc. (“Quebecor”) (the “Freedom Transaction”). The Freedom Transaction was affected pursuant to an agreement entered into on August 12, 2022 among Rogers, Shaw, Quebecor, and Videotron, which provided for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The purchase price payable by Quebecor to Shaw under this agreement was $2.85 billion as adjusted pursuant to the terms of the divestiture agreement. The Freedom Transaction also included long-term agreements pursuant to which Rogers will provide Quebecor with transport services (including backhaul and backbone) and roaming services. Rogers and Quebecor will also provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time post-closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates. Pursuant to the divestiture agreement, the Shaw Mobile-branded wireless subscribers were not transferred to Videotron and remained with Shaw.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2023 were authorized for issue by Rogers management on April 27, 2023.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2022 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2022.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers for the periods covered by these interim financial statements were the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer of Shaw and they reviewed the operating performance of the Company by segments, which were comprised of Wireline and Wireless. These chief operating decision makers historically utilized adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Revenue
Wireline	1,018	1,040	2,045	2,097
Wireless	326	323	671	655
	1,344	1,363	2,716	2,752
Intersegment eliminations	(4)	(4)	(7)	(7)
	1,340	1,359	2,709	2,745
Adjusted EBITDA(1)
Wireline	494	509	990	1,033
Wireless	126	123	248	232
	620	632	1,238	1,265
Amortization	(318)	(305)	(629)	(605)
Operating income	302	327	609	660

Current taxes
Operating	50	84	106	174
Other/non-operating	(4)	(1)	(9)	(1)
	46	83	97	173
(1)
Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures
	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Capital expenditures accrual basis
Wireline	228	214	497	400
Wireless	31	30	60	69
	259	244	557	469
Equipment costs (net of revenue)
Wireline	5	5	10	9

Capital expenditures and equipment costs (net)
Wireline	233	219	507	409
Wireless	31	30	60	69
	264	249	567	478

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	278	208	544	415
Additions to equipment costs (net)	5	4	10	8
Additions to other intangibles	42	46	73	86
Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	325	258	627	509
Increase/(decrease) in working capital and other liabilities related to capital expenditures	(59)	(6)	(55)	(27)
Increase/(decrease) in working capital and other liabilities related to ARO	-	-	-	-
Less: Proceeds on disposal of property, plant and equipment	(2)	(3)	(5)	(4)
Total capital expenditures and equipment costs (net) reported by segments	264	249	567	478

4.	OTHER CURRENT ASSETS

	February 28, 2023	August 31, 2022
Prepaid expenses	117	113
Costs incurred to obtain or fulfill a contract with a customer(1)	68	66
Wireless handset receivables(2)	177	176
Current portion of derivatives	9	5
	371	360

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)
As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2022, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	INVESTMENTS AND OTHER ASSETS

	February 28, 2023	August 31, 2022
Investments in private entities	68	71

6.	OTHER LONG-TERM ASSETS

	February 28, 2023	August 31, 2022
Equipment costs subject to a deferred revenue arrangement	34	28
Long-term Wireless handset receivables	106	76
Costs incurred to obtain or fulfill a contract with a customer	36	37
Credit facility arrangement fees	2	2
Net pension assets	39	34
Derivative assets	3	-
Other	31	31
	251	208

7.          INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company performs its annual impairment test on goodwill and indefinite-life intangibles as at August 31 each year.  As at February 28, 2023, there were no significant changes to the assets and liabilities making up the CGUs since the last test performed as at August 31, 2022 and any changes in economic conditions for the Cable and Wireless CGUs do not represent events or changes in circumstance that would be indicative of impairment at February 28, 2023.

With respect to the Satellite CGU, on August 5, 2022, Telesat announced that Anik F2 was experiencing technical anomalies that could result in declining functionality beginning at the end of 2022. These developments will affect Shaw customers differently depending on the size of the satellite dishes they use and their geographic location. Since August of 2022, Shaw has been actively mitigating the potential impact by accelerating capital and customer hardware upgrades to ensure continuity of service to both Shaw Direct customers and customers of Shaw Broadcast Services. In February 2023, Telesat cautioned Shaw management that the technical anomalies could result in service degradation sooner than previously expected. As a result, Shaw updated its mitigation plans in February and March of 2023 which now include further acceleration of hardware upgrades. Previous estimates of the associated costs and revenue impact have also been updated. As a result of these developments in the second quarter of fiscal 2023, Shaw tested its Satellite CGU for impairment as at February 28, 2023 and recorded a pre-tax impairment of $90 million, including $77 million allocated to indefinite-life intangible assets for broadcast licenses and $13 million allocated to right-of-use assets related to the transponder leases.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

Significant estimates inherent to this analysis include the discount rate and the terminal value. As at February 28, 2023 for Satellite, the estimates that have been utilized in the impairment test reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal adjusted EBITDA multiple
Satellite	8.0%	-8.3%	6.1	x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment test performed for satellite in the quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates was as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal adjusted EBITDA multiple
Satellite	5.7%	4.0%	4.5%

8.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2022	1,130
Net additions	2
Interest on lease liabilities	(20)
Interest payments on lease liabilities	20
Principal payments of lease liabilities	(59)
Balance as at February 28, 2023	1,073

Current	113
Long-term	1,017
Balance as at August 31, 2022	1,130
Current	112
Long-term	961
Balance as at February 28, 2023	1,073

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Accounts receivable securitization program, beginning of period	200	200	200	200
Accounts receivable securitization program, end of period	200	200	200	200

	February 28, 2023	August 31, 2022
Trade accounts receivable sold to buyer as security	328	321
Short-term borrowings from buyer	(200)	(200)
Over-collateralization	128	121

Subsequent to quarter-end, following the amalgamation of the Company with Rogers on April 3, 2023 as described in note 1, on April 5, 2023, Rogers terminated Shaw’s accounts receivable securitization program and the $200 was repaid.

10.	PROVISIONS

	Asset retirement obligations $	Restructuring $	Other $	Total $
Balance as at August 31, 2022	81	1	44	126
Additions	-	-	13	13
Accretion	2	-		2
Payments	-	(1)	(1)	(2)
Balance as at February 28, 2023	83	-	56	139

Current	-	1	44	45
Long-term	81	-	-	81
Balance as at August 31, 2022	81	1	44	126

Current	-	-	56	56
Long-term	83	-	-	83
Balance as at February 28, 2023	83	-	56	139

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

11.	LONG-TERM DEBT

	February 28, 2023				August 31, 2022

	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	500	-	500	499	1	500
4.35% due January 31, 2024	4.35	500	-	500	500	-	500
3.80% due March 1, 2027	3.84	299	1	300	299	1	300
4.40% due November 2, 2028	4.40	497	3	500	497	3	500
3.30% due December 10, 2029	3.41	496	4	500	496	4	500
2.90% due December 9, 2030	2.92	497	3	500	497	3	500
6.75% due November 9, 2039	6.89	1,423	27	1,450	1,422	28	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300
		4,508	42	4,550	4,506	44	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	46	-	46	47	-	47
Total consolidated debt		4,554	42	4,596	4,553	44	4,597
Less current portion(2)		1,000	-	1,000	1	-	1
		3,554	42	3,596	4,552	44	4,596
(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the senior notes due November 2, 2023, the senior notes due January 31, 2024, and the Burrard Landing loans.

Interest Expense

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Interest expense – long-term debt	56	55	111	110
Interest income – short-term (net)	(4)	-	(8)	(1)
Interest on lease liabilities (note 8)	10	10	20	21
Interest expense – other	2	-	4	-
	64	65	127	130

Subsequent to the end of the quarter, on the close of the Rogers-Shaw Transaction, Rogers assumed all of Shaw’s obligations under the indenture governing Shaw’s outstanding senior notes with a total principal amount of $4.55 billion as at April 3, 2023. In connection with the Rogers-Shaw Transaction, RCCI provided a guarantee for Shaw’s payment obligations under these senior notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2023 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
August 31, 2022	22,372,064	2	477,175,098	4,215
Issued upon stock option plan exercises	-	-	576,411	16
Issued upon restricted share unit exercises	-	-	8,174	-
February 28, 2023	22,372,064	2	477,759,683	4,231

Dividend Reinvestment Plan

The Company suspended its dividend reinvestment plan ("DRIP") effective February 13, 2023. Any dividends paid by the Company after this date were received by former DRIP participants in cash (together with all other Shaw shareholders).

13.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Numerator for basic and diluted earnings per share ($)
Net income	107	196	276	392
Net income attributable to common shareholders	107	196	276	392
Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	500	499	500	499
Effect of dilutive securities (1)	2	2	2	2
Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	502	501	502	501
Earnings per share ($)
Basic	0.21	0.39	0.55	0.79
Diluted	0.21	0.39	0.55	0.78
(1)
The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2023, nil (February 28, 2022 – nil) and nil (February 28, 2022 – nil) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
Balance as at August 31, 2022	86	220
Increase in contract assets from revenue recognized during the year	55	-
Contract assets transferred to trade receivables	(49)	-
Contract terminations transferred to trade receivables	(9)	-
Revenue recognized included in contract liabilities at the beginning of the year	-	(206)
Increase in contract liabilities during the year	-	206
Balance as at February 28, 2023	83	220

	Contract Assets	Contract Liabilities
Current	63	200
Long-term	23	20
Balance as at August 31, 2022	86	220
Current	60	196
Long-term	23	24
Balance as at February 28, 2023	83	220

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the six months ended February 28, 2023. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2022	103
Additions to deferred commission cost assets	42
Amortization recognized on deferred commission cost assets	(42)
Balance as at February 28, 2023	103

Current	66
Long-term	37
Balance as at August 31, 2022	103
Current	68
Long-term	35
Balance as at February 28, 2023	103

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Services
Wireline - Consumer	858	887	1,725	1,783
Wireline - Business	160	153	320	314
Wireless	246	238	499	477
	1,264	1,278	2,544	2,574
Equipment and other
Wireless	80	85	172	178
	80	85	172	178
Intersegment eliminations	(4)	(4)	(7)	(7)
Total revenue	1,340	1,359	2,709	2,745

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at February 28, 2023.

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years	Thereafter	Total
Wireline	1,703	713	168	86	29	3	2,702
Wireless	313	110	-	-	-	-	423
Total	2,016	823	168	86	29	3	3,125

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

15.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Employee salaries and benefits	163	170	328	334
Purchase of goods and services	557	557	1,143	1,146
	720	727	1,471	1,480

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

16.	OTHER GAINS (LOSSES)

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Gain on disposal of fixed assets	2	2	4	2
Transaction costs (1)	(12)	(3)	(32)	(5)
Other (2)	–	(4)	2	(6)
	(10)	(5)	(26)	(9)
(1)
The Company has incurred a number of transaction-related advisory, legal, financial, and other professional fees in connection with the Rogers-Shaw Transaction. As these costs do not relate to ongoing operations, they have been classified as non-operating expenses. Please refer to Note 1 for further details on the Transaction.

(2)
Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, unrealized changes in the forward element of virtual power purchase agreements, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

17.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2023 are as follows:
	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(2)	1
Adjustment for hedged items recognized in the period	(1)	1	-
	2	(1)	1
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	1	-	1
	3	(1)	2

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2023 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	(2)	3
Adjustment for hedged items recognized in the period	(2)	1	(1)
	3	(1)	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	4	(1)	3
	7	(2)	5

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2022 are as follows:
	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	1	(1)
Adjustment for hedged items recognized in the period	-	-
	(2)	1	(1)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	26	(7)	19
	24	(6)	18

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2022 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	-	1
Adjustment for hedged items recognized in the period	1	-	1
	2	-	2
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	42	(11)	31
	44	(11)	33

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2023	August 31, 2022
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	5	3

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	(10)
	(2)	(7)

18.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)          Funds flow from operations

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Net income from operations	107	196	276	392
Adjustments to reconcile net income to funds flow from operations:
Amortization	317	305	629	606
Deferred income tax expense (recovery)	(14)	(22)	(7)	(45)
Share-based compensation	-	1	-	1
Defined benefit pension plans	2	2	4	5
Net change in contract asset balances	1	12	1	25
Impairment of assets	90	-	90	-
Fair value adjustments for private investments	3	-	3	-
Other	(4)	2	(7)	3
Funds flow from operations	502	496	989	987

(ii)          Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2023	2022	2023	2022
Interest paid	32	34	108	112
Income taxes paid (net of refunds)	44	43	151	97
Interest received	3	-	7	1

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

19.	FINANCIAL INSTRUMENTS

Fair value

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value of financial instruments has been determined as follows:

(i)  Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii) Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii) Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	February 28, 2023		August 31, 2022
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,554	4,493	4,553	4,470
(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)  Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

Currency risk

Certain of the Company’s capital expenditures and operating costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and operating costs, the Company regularly enters into forward contracts in respect of US dollar commitments. At February 28, 2023, the Company had forward contracts to purchase US $216 over a period of 12 months commencing March 2023 at an average exchange rate of 1.3240 Cdn in respect of US dollar commitments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2023 and February 28, 2022
[all amounts in millions of Canadian dollars, except share and per share amounts]

20.          SUBSEQUENT EVENT

Subsequent to quarter-end, and as described in note 1, on April 3, 2023, the Freedom Transaction closed. As a result of the closure of the Freedom Transaction, the Company divested its wireless business to Videotron for $2.85 billion. In exchange for 100% of the shares of Freedom, the Company received net $2.17 billion in cash and Videotron assumed certain debts of Freedom, primarily related to lease obligations. The total consideration paid is subject to certain post-closing adjustments. In conjunction with the closing of the Freedom Transaction, the Company retained certain assets, including the Shaw Mobile wireless subscribers and other assets and liabilities related to the Shaw Mobile brand. Subsequent to the closing of the Freedom Transaction, the Rogers-Shaw Transaction closed, also as described in note 1.